Exhibit 99.1

Virax Biolabs Group Limited Announces Distribution Agreement to Market Monkeypox Virus Real-Time PCR Detection Kit with Cosmos Holdings Inc.

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Exclusive distribution agreement signed with Cosmos Holdings Inc. (Nasdaq: COSM), providing for exclusive distribution rights in Greece and Cyrus with the opportunity for Cosmos to distribute across Europe on a non-exclusive basis.

LONDON, Sep. 22, 2022/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the prevention, detection, and diagnosis of viral diseases, announced today that it has entered into a distribution agreement to market Monkeypox Virus Real-Time PCR Detection Kits with Cosmos Holdings Inc. (Nasdaq: COSM) (“Cosmos”), an international healthcare group headquartered in the United States and with subsidiaries in Greece and the United Kingdom. Pursuant to the agreement, Cosmos will have exclusive distribution rights for Greece and Cyprus, with the opportunity to distribute the test kits across Europe on a non-exclusive basis. Financial terms were not disclosed.

Virax’s Chairman of the Board of Directors and Chief Executive Officer, Mr. James Foster, commented, “These real-time PCR Monkeypox tests facilitate the rapid diagnosis, treatment and containment of a very significant viral infection, so we are very excited to work with Cosmos to help provide access to it in Europe. We are working diligently to sign additional regional partnerships across the globe as approximately 104 countries have reported cases of Monkeypox.”

“We are enthusiastic about the combination of Virax Biolabs’ strong distribution and Cosmos’ considerable knowledge of the market, in order to make these important and convenient testing tools a success” stated Greg Siokas, Chief Executive Officer of Cosmos. “Based on our conversations with our customers, we see a strong demand for fast and conducive testing methods for Monkeypox Virus. We view this agreement as a first step in a longstanding relationship with Virax”

The test is intended to aid in the rapid diagnosis of Monkeypox virus in human serum and lesion exudate specimens, providing a preliminary test result. Clinical correlation with patient history and other diagnostic information is necessary to determine patient infection status.

According to the US Centers for Disease Control (CDC), 61,282 laboratory confirmed cases of Monkeypox have been reported in 104 countries as of September 16, 20221 with 97 of these nations having never reported cases of monkeypox previously. Monkeypox was declared as a global health emergency by the World Health Organization and is caused by an orthopoxvirus and can be transmitted from animals to humans or human to human. Symptoms can begin with a high fever, headaches, body aches, and fatigue. After about two days, blistering rashes and boils on the face, hands, and feet start. Patients are advised to be in isolation throughout the duration of the disease, which can last approximately three to four weeks.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative diagnostics company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kids in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs